BUDDHA STEEL, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures.  It does not cover every issue that may arise, but it sets out basic principles to guide the employees of Buddha Steel, Inc. and its subsidiaries and controlled companies (collectively, the “Company”).  All of our employees must conduct themselves in accordance with these principles and seek to avoid even the appearance of improper behavior.  The Company’s agents and representatives, including consultants and directors, to the extent practicable, shall also follow this Code.

This Code is in addition to and supplements the other policies and procedures which have been implemented by the Company.  If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code.  If you have any questions about a conflict, you should ask your supervisor how to handle the situation.

All claims of violations of this Code will be investigated by appropriate personnel.  Those who violate the standards in this Code will be subject to disciplinary action.  If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 14 of this Code.

1.	Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built.  All employees must respect and obey the laws of all jurisdictions in which the Company operates.  Any employee who is unsure about any aspect of these laws should seek advice from supervisors, managers or other appropriate personnel.

2.	Record-Keeping

Accuracy and reliability in the preparation of all business records is critically important to the Company’s decision-making process and to the proper discharge of its financial, legal, and reporting obligations.  All of the Company’s books, records, accounts and financial statements shall be maintained in reasonable detail, shall appropriately reflect the Company’s transactions and shall conform both to applicable legal requirements and to the Company’s system of internal controls.  Unrecorded or “off the books” funds or assets shall not be maintained unless permitted by applicable law or regulation.

Many employees regularly incur business expenses, which must be documented and recorded accurately.  If you are not sure whether a certain expense is appropriate, consult the policy or ask your supervisor.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood.  This applies equally to e-mail, internal memos and formal reports.  Records shall always be retained or destroyed according to the Company’s record retention policies.

3.	Conflicts of Interest and Related Party Transactions

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company.  A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively.  Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company.  Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.  Loans to, or guarantees of obligations of, directors, executive officers and their family members are prohibited.

A conflict of interest almost always exists when a Company employee works concurrently for a competitor, customer or supplier.  You are not allowed to work for a competitor as a consultant or board member.  The best policy is to avoid any direct or indirect business connection with the Company’s competitors, customers or suppliers, except on the Company’s behalf.

A conflict of interest may occur when an employee of the Company has an ownership or financial interest in another business organization that is doing business with the Company.  These transactions between the Company and the other organization are characterized as related party transactions.  While not all related party transactions are improper, the Company must be aware of the details of each such transaction so that it can make a judgment as to the appropriateness of the transaction.  If you or a family member have any ownership or financial interest in another organization that conducts business or seeks to conduct business with the Company, you must report the situation to the Chief Executive Officer (“CEO”) and cooperate with the legal staff by providing all relevant facts.  The CEO will determine whether or not the related party transaction is a conflict of interest.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors.  Conflicts of interest may not always be clear, so if you have a question, you should consult with higher levels of management or the Company’s CEO.  Any employee, officer or director who becomes aware of a conflict or potential conflict shall bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 14 of this Code.

4.	Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is authorized by the CEO or legally mandated.  Even within the Company, you should disclose confidential information only to those employees who need to know the information.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.  It also includes information that suppliers and customers have entrusted to us.  The obligation to preserve confidential information continues even after employment ends.

5.	Insider Trading

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business.  All non-public information about the Company shall be considered confidential information.  To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.  If you have any questions, you should consult the Company’s CEO.

6.	Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors.  No employee shall use corporate property, information, or position for improper personal gain, and no employee shall compete with the Company directly or indirectly.  Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

7.	Competition and Fair Dealing

The Company seeks to outperform its competition fairly and honestly.  The Company seeks competitive advantages through superior performance, never through unethical or illegal business practices.  Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.  Each employee shall endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees.  No employee shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers.  No gift or entertainment shall ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it:

•           is not a cash gift,
•           is consistent with customary business practices,
•           is not excessive in value,
•           cannot be construed as a bribe or payoff, and
•           does not violate any laws or regulations.

8.	Discrimination and Harassment

The diversity of the Company’s employees is a tremendous asset.  The Company is firmly committed to providing equal opportunity in all aspects of employment and shall not tolerate any illegal discrimination or harassment or any kind.  Examples include derogatory comments based on racial, gender, religious, or ethnic characteristics and unwelcome sexual advances.

9.	Health and Safety

The Company strives to provide each employee with a safe and healthful work environment.  Each employee has the responsibility for maintaining a safe and healthful workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted.  Employees must report to work in condition to perform their duties, free from the influence of alcohol or illegal drugs.  The use of alcohol or illegal drugs in the workplace is not tolerated.

10.	Protection and Proper Use of Company Assets

All employees shall endeavor to protect the Company’s assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company’s profitability.  All Company assets should be used for legitimate business purposes.  Any suspected incident of theft, carelessness, or waste of or with Company assets shall be immediately reported for investigation.  Company equipment shall not be used for non-Company business, although incidental personal use may be permitted by your supervisor.

The obligation of employees to protect the Company’s assets includes its proprietary information.  Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, databases, records, salary information and any unpublished financial data and reports.  Unauthorized use or distribution of this information would violate Company policy.  It could also be illegal and result in civil and/or criminal penalties.

11.	Accounting and Related Matters

All employees participate, in some measure, in the gathering of information made available to the Company’s accounting department for use in the Company’s financial reports and other information required to be publicly disclosed by the Securities and Exchange Commission and the NASDAQ Stock Market LLC.  Each employee should endeavor to ensure that such information is accurate and complete in all material respects through full compliance with the Company’s accounting requirements, internal disclosure and accounting controls and audits.

12.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Nominating Committee of the Board and shall be promptly disclosed as required by law or stock exchange regulation.

13.	Administration of Code

This Code shall be administered by the Company’s CEO, who shall act as the Corporate Compliance Officer of the Company, Company employees are encouraged to seek guidance regarding the application or interpretation of this Code from the CEO and are expected to cooperate fully in any investigation of any potential violation of this Code.

15.	Reporting Violations; Compliance Procedures

All employees shall work to ensure prompt and consistent action against violations of this Code.  However, in some situations it is difficult to know right from wrong.  Since no one can anticipate every situation that will arise, it is important to have a way to approach a new question or problem.  These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, you must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with and the alternatives you have.  Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor.  You are encouraged to talk to your supervisor about any issues concerning illegal, unethical or improper behavior and when in doubt about the best course of action in a particular situation.  This is the basic guidance for all situations.  In many cases your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process.  Remember it is your supervisor’s responsibility to help solve problems.

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Report serious violations to the Company’s CEO.  You should report serious violations that have not been properly addressed by your supervisor or other resources of the Company to the CEO.  However, if it is not appropriate to discuss an issue with the CEO, or if you believe that the CEO has not properly addressed the violations, you may contact any independent director of the Board of Directors.  In the rare case that you become aware of a material legal violation or a breach of fiduciary duty by an employee of the Company, address your concerns to: Nominating/Corporate Governance Committee Chairman, Buddha Steel, Inc., Dachang Hui Autonomous County Industrial Park, Hebei Province, 065300, PRC.

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Reporting of accounting issues.  If you are aware of an issue concerning accounting, auditing or the Company’s internal accounting controls, address your concerns with the Company’s internal audit function or to the CEO.  In the event that you believe that the Company has not properly responded to the issue, you may address your concerns to: Audit Committee Chairman, Buddha Steel, Inc., Dachang Hui Autonomous County Industrial Park, Hebei Province, 065300, PRC.

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You may report any possible violation in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected and you will be guaranteed confidentiality in the handling of your claim.  It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees.  Employees are expected to cooperate in internal investigations of misconduct.

•	Always ask first, act later: If you are unsure of, what to do in any situation, seek guidance before you act.